ARS

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

2003 Annual Report on Form 10-KSB

P.E.
6-30-03

03035499

OCT 21 2003

PROCESSED
OCT 22 2003
THOMSON
FINANCIAL

MIMBRES

FARMERS INC. SINCE 1913

P.O. BOX 31 • DEMING, NEW MEXICO 88031

Mimbres Valley Farmers Association, Inc.
811 So. Platinum
Deming, New Mexico 88030

To The Shareholders:

It seems sometimes as if this report is a broken record. Each year we have similar things to report. In the last 12 months we have made progress in improving the viability of the Company by closing our feed store and acquiring a liquor license, both of which helped our cash flow. We also moved the floral shop indoors and greatly reduced our offerings. In fact, the plant area has been converted to a lounge area for our patrons to enjoy free coffee and booths to rest and visit while their spouses shop.

Our store looked as if we were going out of business for a period of time because our principal supplier, Fleming Foods, closed their Lubbock warehouse and moved our account to be serviced out of Phoenix. We had barely gotten the store retagged and product on the shelf when Fleming declared bankruptcy and closed the Phoenix warehouse. At first, we obtained product from anywhere we able to purchase it, and, because we were temporary customers, the prices and freight were higher than normal. Eventually, the IGA group in Phoenix negotiated a contract with Basha's Foods in Arizona. At this time we are receiving the majority of our product from Basha's and Shamrock distributors, also from Arizona.

After studying sales broken down by the hour it was decided to close the Mini Mart between the hours of 10PM and 6AM. I also tried to fill an empty space in the mall with a store to sell dented cans of chile from Border Foods. However, after about 90 days I realized that it wasn't working and put an end to that idea.

William Johnson III and Jim Hyatt resigned from the board this last year. We appreciate their long and faithful service to Farmers and will miss their wise counsel. We have since been operating with a five man board and counsel has advised that five directors are all that are required by the articles of incorporation. On October 8 the IGA inspection was performed and, due to our increased cleanliness and conformance to their standards, we have been made a five star IGA store, the highest rating that IGA awards. This is up from a three star rating when I began at Farmers.

The two most important items and the ones that have been the most bothersome are our long term financing and the SEC. Our note with Wells Fargo was sold to an investor operating under the name of WAMCO XXVIII. The investor has been granting extensions to us for several years but has indicated he would like us to become more aggressive in seeking long term financing. To that end we engaged a loan broker, GTC Financial Services LTD, about six months ago and he finally presented one offer but it initially had some conditions that we couldn't live with. Since that time, there has been some progress made in concessions but we are continuing to search for other avenues of financing.

The other continuing problem is our being under the SEC umbrella. We believe that compliance with their regulatory requirements costs between $60,000 and $100,000. We are small enough to get out from under the umbrella except in our number of stockholders. We currently have about 625 shareholders and we must reduce our number of shareholders to below 500. The financing packages we have applied for include a sum of money to hopefully buy back enough stock to meet our goal. I would like to tell each shareholder that we have an excellent group of employees. Wal-Mart has opened in Deming and our sales have acted as we thought they would, based on several seminars that we attended. Initially there was a huge drop then a leveling off and now our sales and customer count are climbing each week. According to studies done elsewhere, at the end of 6 months our sales will be off about 10%, but I think we can survive if we get the financing and away from the SEC.

Shelby Phillips III
Chairman of the Board

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003

Commission file number 0-13963

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
(Name of small business issuer in its charter)

NEW MEXICO	85-0054230
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

811 SOUTH PLATINUM, DEMING, NEW MEXICO	88030
(Address of principal executive offices)	(Zip code)

Issuer's telephone number (505) 546-2769

Securities registered under Section 12(b) of the Act: NONE

Securities registered under Section 12(g) of the Act: COMMON STOCK ($25 PAR VALUE)

Name of each exchange on which registered: NONE

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___ .

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year. $10,717,011

There is no established public trading market for the issuer's common stock, no public quotation for the stock, and no verifiable record of any common stock prices.

The number of shares outstanding of the issuer's common stock, as of September 25, 2003:

13,573

PART I

This Form 10-KSB contains certain forward-looking statements. For this purpose, any statements contained in this Form 10-KSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words like "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to the Company's financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, demand and pricing for our products and services, competition, changes in accounting principles, policies, or guidelines, and other economic, competitive, governmental, regulatory and technological factors affecting the Company's operations, pricing, products and services. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors.

ITEM 1. BUSINESS.

General

Mimbres Valley Farmers Association, Inc. ("the Company" or "Farmers") is a New Mexico corporation founded in 1913. The Company is a food and dry goods retailer serving the market area of Deming and surrounding areas in southwestern New Mexico. The Company currently operates a supermarket and a convenience store with gasoline pumps. The Company also leases to unrelated parties certain retail space which the Company owns. The revenue the Company derives from the non-retail business activities is less than one percent of the Company's total revenue. See Item 2 "Properties" for additional information on the Company's leasing activities.

All of the Company's operations and assets are in or around Deming, New Mexico, which is primarily a farming community in the southwestern part of the state. Deming is the county seat and largest municipality in Luna County, which has a population of approximately 25,000. Because all parts of the County are distant from the closest population centers in surrounding counties (Las Cruces, with a population of approximately 75,000, in Dona Ana County, New Mexico, and Silver City, with a population of about 11,000, in Grant County, New Mexico, are 62 and 55 miles, respectively, from Deming), the residents of Luna County do most of their day-to-day shopping in Deming.

The Company conducts its grocery business at two locations: the main 40,000 square foot supermarket at 811 South Platinum in Deming, and a convenience store at 501 North Gold in Deming. The convenience store location includes underground storage tanks and pumps for retail sales of gasoline.

All of the Company's other retail operations are located near the main supermarket, in the Company's strip mall that the supermarket occupies in part.

Products

The Company's supermarket offers a large selection of food items, including dry groceries, fresh meat, dairy products, produce, frozen foods and baked goods, as well as many non-food items such as liquor, cigarettes, soaps, paper products and health and beauty care items. The Company's merchandising strategy is to offer a broad selection of quality products at competitive prices with an emphasis on superior customer service, quality and one-stop shopping convenience, particularly for the local farming community.

Recent Developments

During the past three fiscal years, the Company has been experiencing operating losses and a deterioration in shareholders' equity, and has been for most of that period in violation of certain financial maintenance covenants in its mortgage loan agreement, the Company's principal liability. Although the Company has not defaulted on any installment payments, the mortgage note matured on July 24, 2003 and is now past due. The holder of the mortgage note has not initiated foreclosure proceedings and has agreed for the time being to accept post-maturity payments in lieu of documenting an extension of the loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 6 below.

Competition

The Company's grocery and retail business is highly competitive, and characterized by low profit margins. The Company's supermarket is in direct competition with a new Wal-Mart(R) super center, an independent supermarket named The Food Basket, operated at a location formerly owned and operated by Furr's, and Peppers supermarket, another independent. The Company's competitors also include drug stores, convenience stores and large chain discount retailers, such as the Big K(R) K-mart in Deming and the Wal-Mart(R) stores in both Las Cruces and Silver City, New Mexico. All of the Company's competitors appear to have substantially greater resources than the Company. Management believes that increased competition is one of the principal factors contributing to the decrease in revenues and the consequent operating losses experienced by the Company over the past two years. For more information, see Item 6 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Suppliers

The Company formerly obtained substantially all of its grocery supplies from Fleming Foods, from its warehouse in Lubbock, Texas. Fleming Foods filed for bankruptcy in the past fiscal year and the Company now obtains its grocery supplies from Basha's Foods, in Phoenix, Arizona. The Company is not dependent on this relationship because groceries and general merchandise are generally available from many sources at comparable prices and terms.

In the retail sales business in which the Company competes, inventory turnover is rapid. Accordingly, the Company has occasionally had problems maintaining its inventories at desired levels. Retail grocers such as the Company are not dependent on any single customer or a small number of customers and the retail grocery business is not seasonal in nature. The Company has no material backlog orders.

Personnel

At June 30, 2003, the Company had 87 employees, of which 40 were part time. The Company has experienced a net decrease in employees since the 1996 fiscal year, principally because of the decrease in staffing associated with the closure of operations previously described and a general decrease in employment at other Company locations. The Company believes that its staffing level has stabilized, but cannot rule out the possibility of additional reductions in employment in the coming fiscal year. None of the company's employees are represented by unions.

Trademarks

The Company is a member of the International Grocers Alliance ("IGA"), a trade group for joint marketing in the supermarket industry. Because of its membership in IGA(R), the Company sells groceries under the IGA trademark.

Governmental Regulation

The Company is subject to a variety of governmental authorities, including federal, state and local agencies which regulate the distribution and sale of milk and other agricultural products, as well as other food and drug items. The Company is also subject to regulation on labor, health, safety and environmental matters. Management believes the Company is in material compliance with all applicable regulations. Except as provided below, the Company anticipates that its compliance with federal, state and local laws will not have a significant effect on the Company's capital expenditures, earnings, or competitive practices.

ITEM 2. PROPERTIES.

The Company owns or leases the following properties:

(1) The Company owns a strip shopping mall comprising approximately 78,772 square feet of retail space, located at 811 South Platinum Street, Deming, New Mexico. The Company owns the real property and the improvements on the real property in fee simple subject to a mortgage loan with an outstanding principal balance of $1,095,997 (as of June 30, 2003) and which matured on July 24, 2003. See Note 7 to the "Notes to Financial Statements." The strip mall property is the site of the Company's corporate offices and principal supermarket (approximately 40,000 square feet). Four other areas in the mall are leased to separate tenants for retail purposes: Family Dollar New Mexico, Inc., previously a tenant, has opted for a new, larger space and now leases 10,728 square feet for a rental amount of $46,060 annually plus 2% of gross sales over $2,303,000 per year. This lease, entered into as of June 29, 2001, has an initial term lasting until December 31, 2005, and is renewable by the tenant for three (3) additional five-year terms with escalating rental. Blockbuster Video has leased the premises vacated by Family Dollar. The term of the lease is 60 months with three extensions of the same duration. The initial lease is for $32,000 per year, with rental to be increased by 8% for each successive extension. A total of 2,605 square feet previously rented within the mall by Great American Pizza for a rental amount of $1,000/month, plus the amortization of a small remodeling expense, were vacated June 20, 2003 by Great American Pizza in violation of the terms of the lease. As of May, 2001, an additional 1,200 square feet of mall space was leased for $550/month to "Xochitl's", a tortilleria. The lease has an initial term of 24 months, renewable by the tenant for an additional 24 months at a rental adjusted in accordance with the Consumer Price Index. A portion of the space that was formerly leased to Del-Tech Computers, Inc., was vacated in February of 2003.

The United States Postal Service has since January 1994, leased space inside the grocery store for the operation of a post office at an annual rental of $14,004.

Mimbres Valley Abstract & Title Company of Deming continues to lease 1,848 square feet of space outside the mall for $1,100 per month. The lease is for five years, with an option on the part of the tenant to extend the term for an additional five years at $1,320/month.

(2) The Company closed the feed and farm supply store across the street from the shopping mall, at 921 South Diamond Street, at the end of calendar 2003. In March of 2003, the real property and improvements, that are owned by the Company free and clear of any mortgages or liens, were leased to Premier Liquidators for one year at a monthly rental of $750.

(3) The Company's convenience store (the "Mini-Mart"), occupying approximately 7,000 square feet, is located at 501 North Gold Street, Deming, New Mexico. The real property and improvements are subject to a first mortgage lien in favor of First Savings in Deming securing a loan in the amount of $93,818 at June 30, 2003.

(4) The Company formerly owned a five-acre parcel of undeveloped land in Deming, adjoining the Columbus highway (State Route 11). The property was sold, except for a parcel 100 feet by 100 feet, that is leased to GTE-Verizon for a cellular phone service tower. The term of the lease, dated September 14, 2001, is for five years at $7,200 per year and for each five year extension the rent will increase by 15%, with up to four extensions.

(5) The Company leases an approximately 8,000 square-foot warehouse on West Railroad Avenue in Deming from the Union Pacific Railroad on a year-to-year basis. The Company uses the warehouse, which is served by a railroad spur, primarily for the receipt and storage of feed products. The rental amount is $4,065 per year.

(6) The Company leases a 2,700 square-foot parcel of land from the city of Deming. This property is the west side of the Company's main parking lot. This is a 20-year lease at a rental rate of $25 per month, expiring in 2019, and the Company has a one time 20 year renewal option.

(7) The Company has as of September 25, 2003, approximately 16,000 square feet of space for lease, consisting of approximately 11,000 sq. ft. in the premises where a hardware store, since discontinued, was once operated, and about 5,000 sq. ft. of mall retail space.

ITEM 3. LEGAL PROCEEDINGS.

During the course of Fiscal 2003 the Company was involved only in legal proceedings involving account collections and other matters in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of the security holders of the Company during the fourth quarter of the fiscal year ended June 30, 2003.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no established public trading market for the Company's common stock, and no public quotation for the stock. Accordingly, there is no verifiable record maintained of any stock prices. Sales of the Company's common stock, as indicated by changes in ownership on the Company's registration book, are infrequent. Price has been established historically by private party negotiations. Since the Company has no systematic or reliable method of determining share prices, the Company does not disseminate any specific information regarding price. During Fiscal 2003, the Company made two purchases of shares at $10 per share, totaling 208 shares, which shares it now holds in treasury.

As of September 25, 2003, there were 621 holders of record of the common stock of the Company. The Company's common stock is the only authorized class of equity of the Company. The Company has not issued any stock in the last three years.

No dividend was declared for the 2000, 2001 or 2002 fiscal years, each of which ended with an operating loss or reflected a non-recurring gain. In light of the accumulated deficit in the Company's retained earnings account still remaining, the Board of Directors does not expect to declare a dividend this year.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

General

This discussion and analysis reflects Mimbres Valley Farmers Association, Inc.'s ("Farmers") financial statements and other relevant statistical data and is intended to enhance your understanding of the Company's financial condition and results of operations. You should read the information in this section in conjunction with Farmers financial statements and the notes and other statistical data provided in this Form 10-KSB. This Form 10-KSB contains certain forward-looking statements. For this purpose, any statements contained in this Form 10-KSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words like "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, estimates with respect to the Company's financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, demand and pricing for the Company's products and services, competition, changes in accounting principles, policies, or guidelines, and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors.

Financial Condition and Changes in Financial Condition

Mimbres Valley Farmers Association, Inc.'s total assets increased by $47,497, or 2.13% to $2,279,298 at June 30, 2003, from $2,231,801 at June 30, 2002. The increase in total assets was caused primarily by an increase in fixed assets and intangible assets. The gains in these accounts were partially offset by a decrease in cash. Cash decreased by $147,101, or 57.03% from $257,956 at June 30,2002. The decrease in cash was the result of the Company's continuing struggles in a poor economy, resulting in decreased sales volume. Accounts receivable decreased by $35,312, or 60.54% to $23,014 from $58,326 as of June 30, 2002. Inventory showed a slight increase by $10,483, or 1.7% to $617,995 from $607,511 at June 30, 2002. Prepaid expenses decreased $6,132 to $72,967 from the June 30, 2002 balance of $79,099. Net fixed assets (including intangible assets) increased by $236,871, or 19.53% to $1,449,523 from $1,212,651 at June 30, 2002. The major components of this change were $155,190 of fixed assets additions, the purchase of a liquor license at a cost of $319,686, and the recording of $175,848 of depreciation.

Total liabilities increased by $170,337, or 8.6%, to $2,147,184 at June 30, 2003 from $1,976,846 at June 30, 2002. The increase resulted primarily from the additional debt incurred for the purchase of a new liquor license and cash registers and other equipment. This $399,825 of new debt was offset by a $113,745 reduction in accounts payable and accrued expenses. In addition, a total of $115,743 was paid on long term debt and capital leases.

Financial Condition and Changes in Financial Condition (continued)

Total shareholders' equity decreased $122,840, or 48.18% to $132,115 from $254,955 at June 30, 2002. The decrease was the result of losses from operations for fiscal year 2003. Management expects shareholders' equity to continue to decrease during the next fiscal year due to sales weakness. The sales weakness is anticipated as a result of the opening of Wal-Mart(R) in August 2003.

Comparison of Operating Results for the Fiscal Years Ended

June 30, 2003 and 2002

General - Revenues decreased for the fiscal year ended June 30, 2003 by $479,915 or 4.56% to $10,529,563 from $11,394,422 for the prior fiscal year. Management believes the overall decrease in revenues continues to be attributable to the depressed economic conditions in Deming and Luna County generally. The Company incurred a net loss of $120,760 for the year ended June 30,2003; this is compared to a net income of $116,511 in the prior year.

During the fiscal years ended June 30, 2003 and June 30,2002, the Company recognized losses of $38,835 and $33,180, respectively, from its discontinued feed store segment.

IGA Grocery - Revenues decreased for the fiscal year ended June 30, 2003 by $326,230, or 3.5% to $8,891,572 from $9,217,802 for the fiscal year ended June 30, 2002. Management believes the decreased grocery revenues are partly attributable to depressed economic conditions in the Deming/Luna County area and partly due to the introduction of a new competitor who initially cut prices to attract customers. Net income from the segment decreased $246,886 to a loss of $84,939 from a net income of $161,947 for the fiscal year ended June 30, 2002. The decrease in net income resulted primarily from the weakness in gross sales volume.

Mini-Mart - Revenues decreased for the fiscal year ended June 30, 2003 by $153,685 or 8.58% to $1,637,991 from $1,791,676 for the fiscal year ended June 30, 2002. Net loss increased for the fiscal year ended June 30, 2003 $7,873 or 58.53% to a net loss of $21,325 from a net loss of $13,452 for the fiscal year ended June 30, 2002. These decreases resulted primarily from the dependence of the convenience store on the sale of gasoline which has varying prices and profit margins from period to period and is subject to increased competition in the area.

Feed - Revenues decreased for the fiscal year ended June 30, 2003 by $17,059 or 4.24% to $384,944 from $402,003 for the fiscal year ended June 30, 2002. The decrease resulted primarily from decreased demand and increased competition in the area. During the fiscal year ended June 30, 2003, the Board decided to close the feed store. Accordingly, the financial statements reflect a loss from discontinued operations of $38,835.

Mortgage Note

The Company's mortgage note had a balance as of June 30, 2003 of $1,095,997.

Although its maturity date had been extended by the holder until July 24, 2003, it has been and is carried as a current liability because financial maintenance covenants contained in the note agreement have not been met and have not been waived in writing by the lender. The note matured July 24, 2003 and is now past due. The holder has agreed to accept post-maturity installment payments temporarily to give the Company a chance to obtain alternate financing, but no assurance can be given that this forbearance on the part of the holder will continue for a period of time necessary for the Company to obtain such alternate financing. Should a demand for payment in full be made, the Company would presently be unable to pay or refinance the balance of the note. As reported previously, the status of the Company as a going concern is in doubt and in the absence of alternative financing, the Company will be forced to evaluate other alternatives, including an arrangement with creditors or bankruptcy.

Economic Conditions

The Company continues to feel the effects of operating in a depressed economic situation in Luna County, New Mexico. Luna has the highest unemployment rate of any county in the state, currently about 29%. Of the 3,140 counties in the United States, Luna is one of the 10 counties with the highest unemployment rates. In February 1999, the federal government announced the establishment of the Deming/Luna County Enterprise Community. Only the most economically depressed communities in the nation at that time were given either an Empowerment Zone or Enterprise Community designation. At the time Deming/Luna County was designated an Enterprise Community, an estimated 41% of the adult population of the area did not have a high school diploma, an estimated 35% of the adult population were unable to read and write in English, the poverty rate (as established by federal guidelines) was 34.9% for Luna County, and the unemployment rate was 34%.

Although the designation of Deming/Luna County as an Enterprise Community means the area is eligible for federal grants, and some grants have been made, Management of Farmers does not believe that there has been any substantial improvement in the overall economic condition of the area in the past four years. The U. S. Census Bureau, in its State and County Quick Facts database, estimated the poverty rate for Luna County at 29.8% for the 2000 census. In 2001, according to the Enterprise Community staff, the poverty rate in Luna County still stood at 31%. To the best of the knowledge of Management, these conditions are likely to continue for the near term.

Liquidity and Capital Resources

In the fiscal year ended June 30, 2003, the Company struggled with supporting gross sales, resulting in a return to unprofitability in its continuing operations. The reduction in its shareholders' equity during the most recent fiscal year roughly equaled the balance remaining in that account at June 30, 2003. The implications of this are obvious. The Company continues to explore alternatives in long-term financing. In the absence of such alternative financing, unless the Company's profitability improves substantially, the Company will be forced to evaluate other alternatives, such as court-supervised arrangements with its creditors, or bankruptcy. In the meantime, it cannot be precisely predicted how long the Company will be able to fund its operations and service its debt out of cash flow from operations. Its ability to do so will eventually depend on the Company's ability to either negotiate another extension of the mortgage note with the present holder of the note or to secure refinancing from another source.

In the meantime, Management will continue to attempt to improve products and services while reducing risks and interest expense. The Company has reduced operating costs by eliminating unprofitable business lines and locations, and plans to continue the reduction of operating costs associated with its continuing enterprises. Future results from operations may differ materially from the opinions expressed by Management.

Current and Recent Developments

One of the most significant developments in the current fiscal year was the purchase of a liquor license for Farmers. After the Company's application for a loan to purchase the liquor license was rejected, the Board of Directors agreed to accept a loan from Shelby Phillips to purchase the license. The license permitted the Company to commence the sale of alcoholic beverages in the last weeks of November 2002 and the Company got the benefit of the traditional increased sales over the holidays.

The Board of Directors also decided to ask the shareholders to approve an amendment to the Company's charter to allow individual shareholders to own up to 720 shares, which is about 3.6% of the total authorized common stock. The amendment was approved by the stockholders at the annual meeting on November 22, 2002 and was filed with the New Mexico Public Regulation Commission effective December 30, 2002. Also in December of 2002, the Board of Directors, upon the advice of counsel, adopted a formal code of ethics for the board, more than a year in advance of the deadline for doing so under the Sarbanes-Oxley Act of 2002.

A store selling dented cans of chile was set up in conjunction with Border Foods but had to be abandoned after several months due to lack of business. After years of losses, the feed store was closed on January 1 of 2003. At that time the Company started to phase out the flower/gift shop and replace it with plants only and this was done by Valentines Day. In March the bean cleaning equipment was sold from the bean warehouse.

In April 2003, Jim Tom Hyatt and William R. Johnson III resigned from the board. Both had been on the board since 1993 and felt that they had served a sufficient time and now had other commitments in life. Their resignations were not sought by the Company and did not involve any disagreements with Management or with their fellow directors. The vacancies created by their resignations have not been filled.

In May 2003, at the request of a prospective lender, a Phase 1 environmental study was done on all real property owned by the Company and a report received showing no material environmental problems. A tenant, Great American Pizza, has moved out and the Company is pursuing legal action to collect monies owed. Currently several prospective tenants are looking at the vacant spaces in the mall, including a rent-to-own furniture store in the old hardware store. Farmers' main wholesale supplier of groceries was Fleming Foods from Lubbock, Texas, which declared bankruptcy and closed the Lubbock warehouse and transferred the Company's account to the Phoenix warehouse. After a month, Fleming also closed the Phoenix division, forcing the Company to get a new permanent supplier. IGA in Phoenix negotiated for a new supplier and Basha's Foods in Arizona was selected as the Company's supplier.

The Company's principal obligation, its mortgage note with WAMCO XXVIII, LTD., of Waco, Texas, matured on July 24, 2003. The holder has stated that for the time being they would rather accept post maturity monthly payments than go to the expense of documenting a new loan extension. The holder has made no attempt to collect the entire balance, although they could commence doing so at any time. Farmers' inability to obtain long term financing is the major hindrance to the Company's successful future. In the loan packages the Company has applied for, there were included funds to buy some of the smaller shareholders out and return the Company to private status, thereby escaping the SEC umbrella. It is estimated that this would save the Company nearly $ 100,000 per year. The Company has also been offered an opportunity to trade its liquor license for a local license and thereby reduce its debt by about $100,000. As of this date, the Company has been offered one loan package which seems acceptable generally, with the exception of a punitive prepayment penalty and the lender's requirement that Shelby Phillips personally sign on as a guarantor. Currently Farmers is trying to resolve these problems.

ITEM 7. FINANCIAL STATEMENTS.

The financial statements of the Company are included (with an index listing all the statements) in a separate financial section at the end of this Annual Report on Form 10-KSB.

ITEM 8. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Jim T. Hyatt was a director of the Company from 1993 until May, 2003, when he resigned. His occupation for five years preceding his resignation was ranching.

William R. Johnson, III, was a director of the Company from 1993 until May, 2003, when he resigned. His occupation for five years preceding his resignation was ranching and agricultural product processing.

The current Directors of the Company are as follows:

NAME	DIRECTOR AGE	POSITION	SINCE	TERM EXPIRES
Shelby Phillips, III	60	Chairman Of The Board, Chief Executive Officer and General Manager	1999	2003
Leone Anderson	69	Director and Secretary-Treasurer	1997	2003
William C. Shattuck	46	Director	2000	2003
Grayson Smyer	45	Director and Vice-President	2001	2003
G. G. Gore	50	Director	2001	2003

Leone Anderson has been a director of the Company since September 23, 1997. She is a retired school teacher whose family has been active in farming in Luna County.

Grayson Smyer was named to fill the vacancy left by Douglas Tharp's resignation and has been a director of the Company since December 2001. Mr. Smyer has been engaged for the past five years in farming and the retail sale of produce in the Deming area.

Shelby Phillips, III has been a director of the Company since February 1999 and Chairman of the Board, Chief Executive Officer and General Manager since May,

2000. Mr. Phillips is the President of Adobe Developers, Inc., a real estate development business. His principal occupation for the last five years has been farming and ranching.

William C. Shattuck was named a director of the Company during fiscal 2002. He is President and CEO of Diamond Supply, Inc., d/b/a Diamond Appliance and Diamond Furniture Stores Company and has been for more than the past five years. He is a former President of the Deming Chamber of Commerce and is Chairman of the Deming Planning and Zoning Commission.

G. G. Gore became a director of the Company in February of 2001, replacing James E. Keeler. He has owned and operated a retail tire and automotive service in Deming since 1982.

The only executive officer of the Company who is not also a director of the Company is Janet Robinson, Chief Financial Officer. She has been employed by the Company since April 27, 1999 and has 30 years of accounting experience.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's directors and executive officers, and persons who beneficially own more than 10% of the Company's stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based on a review of the copies of these reports furnished to the Company, there were no late reports of initial ownership or changes in ownership by persons subject to the requirements of Section 16(a).

ITEM 10. EXECUTIVE COMPENSATION.

The following table sets forth compensation paid during each of the last three fiscal years to the Company's present General Manager and Chief Executive Officer, Shelby Phillips, III. Mr. Phillips is the Company's only "highly compensated executive officer" for the period in question, as that term is used in Item 402 (a) of Regulation S-B under the Securities Exchange Act of 1934. Mr. Phillips assumed his current role on May 21, 2000. No other Officer or employee received total compensation (i.e. salary and bonus) in excess of $100,000 in any of the Company's past three fiscal years.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION*
Shelby Phillips, III,	2003	$80,000	n.a.	n.a.
General Manager and	2002	$60,193	n.a.	n.a.
Chief Executive Officer	2001	$55,000	n.a.	n.a.

* The Company has no bonus, stock option, stock bonus, stock appreciation rights or long term incentive plans or agreements, or equity based or incentive option plans or agreements.

Compensation of Directors

Directors of the Company receive the sum of $100 per month, and no other compensation. During Fiscal 2003, the Board of Directors held twelve regular meetings.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, as of September 25, 2003, concerning the Common Stock beneficially owned by each Director, nominee for Director of the Company, and each Executive Officer of the Company. There is no person or group (as the term is used in Section 13(d)(3) of the Securities Exchange Act) who is known to the Company to be the beneficial owner of more than five percent of the Company's common stock ($25 par value), which is the only class of the Company's voting securities

NAME AND ADDRESS BENEFICIAL OWNER HELD	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)	PER CENT OF ISSUED AND OUTSTANDING COMMON STOCK BENEFICIALLY
Leone Anderson P.O. Box 175 Deming, N.M. 88030	102.50 shares (3)	*
G. G. Gore 2020 Columbus Road S. W. Deming, N.M. 88031	118.5 shares	*
Shelby Phillips, III P.O. Box 2089 Deming, N.M. 88031	522.67 shares 15 shares (4)	3.86% *
Grayson Smyer P.O. Box 1956 Deming, N.M. 88031	81.17 shares	*
William C. Shattuck 1320 Shelly Drive Deming, N.M. 88030	101.50 shares	*
Janet Robinson (5) P.O. Box 2247 Deming, N.M. 88031	20 shares	*
All directors and executive officers:	961.34 shares	7.08%

* Less than one percent.

(1) There are no shares with respect to which any person listed on this table has the right to acquire beneficial ownership as specified in Rules 13d-3(d)(1) of the Securities Exchange Act of 1934.
(2) Unless otherwise indicated, each person listed has sole voting and investment power over all shares.
(3) Ms. Anderson has joint voting and investment power over these shares with her spouse.
(4) Mr. Phillips has joint voting and investment power over the shares with his spouse.
(5) Janet Robinson is the chief financial officer of the Company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the past fiscal year, the Company obtained a loan of $300,000 from the Company's chief executive officer for the purpose of purchasing a liquor license. The loan is secured by a promissory note with an interest rate that is adjusted annually to a rate that is 4 percentage points above the Wall Street Journal Prime Rate, subject to a minimum of 8.5% per annum, and is collateralized by a security interest in the liquor license. The note is due on demand, but if no demand is made, it is payable in 179 installments of $2,954 each with one final irregular payment for all principal and interest not then paid. The balance of the note payable on June 30, 2003 was $294,070.

PART IV

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

(a) List of Exhibits

Exhibit Number

3.1 Articles of Incorporation, as amended to the date of this report.

3.2 Bylaws of the Company, is currently in effect (incorporated by reference to the Company's Registration Statement filed in 1985)

4.1 Specimen certificate representing the Company's Common Stock (incorporated by reference to the Company's Registration Statement filed in 1985).

31.1 Certification pursuant to Rule 13A-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification pursuant to Rule 13A-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification pursuant to Rule 13A-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2003

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

By: /s/

Shelby Phillips, III,
Chief Executive Officer

By: /s/

Janet Robinson,
Chief Financial Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and dates indicated.

	DATE
/s/ ----------------------------------- V. Leone Anderson, Director	September 29, 2003
/s/ ----------------------------------- G. G. Gore, Director	September 29, 2003
/s/ ----------------------------------- Shelby Phillips, III, Director	September 29, 2003
/s/ ----------------------------------- Grayson Smyer, Director	September 29, 2003
/s/ ----------------------------------- William C. Shattuck, Director	September 29, 2003

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2003 AND 2002

TOGETHER WITH
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

INDEX

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Mimbres Valley Farmers Association, Inc.
dba Farmers, Inc.

We have audited the balance sheet of Mimbres Valley Farmers Association, Inc. dba Farmers, Inc. (a New Mexico corporation) as of June 30, 2003, and the related statements of operations, retained earnings (deficit), and cash flows for the years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mimbres Valley Farmers Association, Inc. dba Farmers, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, under existing circumstances, there is substantial doubt about the ability of the Company to continue as a going concern at June 30, 2003. Management's plans in regard to that matter also are described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting & Consulting Group, LLP

Carlsbad, New Mexico
August 8, 2003

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.
Balance Sheet
June 30, 2003

ASSETS

Current Assets	
Cash and cash equivalents	$ 110,855
Accounts receivable, net of allowance for doubtful accounts, June 30, 2003, $9,623	
Trade	23,014
Other	3,886
Inventories	617,995
Prepaid expenses	72,967
Total current assets	828,717
Property and Equipment, net (Note 3)	1,129,837
Other Non-Current Assets	
Intangible asset (Note 4)	319,686
Other assets	427
Deferred income tax asset (Note 12)	631
Other non-current assets, net	320,744
Total assets	$ 2,279,298

The accompanying notes are an integral part of these financial statements.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.
Balance Sheet
June 30, 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Current portion of notes payable (Note 7)	$ 1,189,815
Note payable, related party (Note 5)	294,070
Current portion of capital leases (Note 8)	11,168
Accounts payable	504,691
Accrued expenses payable	140,904
Total current liabilities	2,140,648
Non-current Liabilities	
Capital leases, less current portion (Note 8)	6,535
Total non-current liabilities	6,535
Total Liabilities	2,147,183
Shareholders' Equity	
Common stock, $25 par value; 20,000 authorized: 13,915 issued and 13,573 outstanding	347,875
Retained deficit	(210,330)
Less: 342 shares treasury stock	(5,430)
Total shareholders' equity	132,115
Total liabilities and shareholders' equity	$ 2,279,298

The accompanying notes are an integral part of these financial statements.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.
Statements of Operations and Retained Earnings (Deficit)
Years ended June 30, 2003 and 2002

	2003	2002
Net sales and gross revenue	$ 10,529,563	$ 11,009,478
Cost of sales	8,361,097	8,678,789
Gross profit	2,168,466	2,330,689
Selling, general and administrative expenses	2,329,445	2,377,052
Operating income (loss)	(160,979)	(46,363)
Other income (expense)		
Rental income (Note 10)	136,988	107,546
Fees and commissions	71,079	69,046
Other income (Note 9)	11,977	158,586
Interest expense	(140,990)	(139,124)
Income (loss) before income tax benefit (expense)	(81,925)	149,691
Income tax benefit (expense) (Note 12)	-	-
Income (loss) from continuing operations	(81,925)	149,691
Discontinued operations (Note 6)		
Income (loss) from operations of discontinued Feedstore segment (net of income tax benefit of $0 for 2003 and 2002)	(38,835)	(33,180)
Net income (loss)	(120,760)	116,511
Retained earnings (deficit)		
Beginning of the period	(89,570)	(206,081)
End of the period	$ (210,330)	$ (89,570)
Basic and Diluted Income (Loss) per common share (Note 17)		
Income/ (Loss) from continuing operations	$ (5.99)	$ 10.86
(Loss) from discontinued operations	(2.84)	(2.41)
	$ (8.83)	$ 8.45

The accompanying notes are an integral part of these financial statements.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.
Statements of Cash Flows
For the Years Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Cash received from customers	$ 10,748,358	$11,715,741
Cash paid to suppliers and employees	(10,589,182)	(11,423,656)
Interest paid	(140,990)	(134,633)
Net cash provided by operating activities	18,186	157,452
Cash flows from investing activities		
Additions to property and equipment	(155,190)	(148,028)
Purchase of Liquor License	(319,686)	-
Proceeds from redemption of investment in supplier	-	16,900
Proceeds from the sale of fixed assets	18,548	174,491
Decrease in notes receivable	9,039	9,039
Net cash provided (used) by investing activities	(447,289)	52,402
Cash flows from financing activities		
Proceeds from long-term financing	99,825	150,000
Proceeds from related party note payable	300,000	-
Repayment of notes payable and capital leases	(115,743)	-
Repayment of long-term debt and capital leases	-	(242,424)
Purchase of treasury stock-208 shares	(2,080)	-
Net cash provided (used) by financing activities	282,002	(92,424)
Increase (decrease) in cash	(147,101)	117,430
Cash at beginning of period	257,956	140,526
Cash at end of period	$ 110,855	$ 257,956

The accompanying notes are an integral part of these financial statements.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.
Statements of Cash Flows
For the Years Ended June 30, 2003 and 2002

	2003	2002
Reconciliation of Net Income (Loss) to Cash Flow from Operations		
Net Income (loss)	$ (120,760)	$ 116,511
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	175,848	173,886
(Gain) loss on sale of fixed assets	(3,335)	(131,460)
Property and equipment additions in accounts payable	46,943	(46,943)
Changes in assets and liabilities:		
Accounts receivable	37,586	(13,859)
Inventories	(10,483)	82,049
Prepaid expenses	6,132	308
Accounts payable	(103,820)	(23,321)
Accrued expenses	(9,925)	281
Net cash provided by operating activities	18,186	157,452
Supplemental Disclosure of Cash Flow Information		
Non-Cash Investing Activity		
Equipment acquired under capital lease	$ -	$ 14,597

The accompanying notes are an integral part of these financial statements.

17840.1

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mimbres Valley Farmers Association, Inc. dba Farmers, Inc. ("Farmers" or the "Company"), has existed as a New Mexico Corporation since 1913, and currently operates a retail grocery store and convenience store. The Company also leases certain retail space to unrelated parties. All operations are located in Deming, New Mexico ("Deming").

The retail grocery store is a full service grocery store that offers a large selection of food and non-food items to its customers. The Company is a member of the International Grocers Alliance "IGA", and because of its membership to the alliance, sells its groceries under the IGA trademark.

The convenience store offers a full line of convenience food and non-food products and self-service gasoline to its customers.

The operations and financial condition of Farmers continue to be adversely affected by economic conditions in Deming and Luna County, New Mexico generally. In February, 1999, the federal government announced the establishment of the Deming/Luna County Enterprise Community. Only the most economically depressed communities in the nation at that time were given either an Empowerment Zone or Enterprise Community designation. At the time Deming/Luna County was designated an Enterprise Community, an estimated 41% of the adult population of the area did not have a high school diploma, an estimated 35% of the adult population were unable to read and write in English, the poverty rate (as established by federal guidelines) was 34.9% for Luna County, and the unemployment rate was 34%.

The designation of Deming/Luna County as an Enterprise Community means the area is eligible for federal grants. The U. S. Census Bureau, in its State and County Quick Facts database, estimated the poverty rate for Luna County at 29.8% for the 2000 census. In 2001, according to the Enterprise Community staff, the poverty rate in Luna County still stood at 31%.

This summary of significant accounting policies of the Mimbres Valley Farmers Association, Inc. dba Farmers, Inc. is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are the representation of Farmers management who is responsible for their integrity and objectivity. The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The more significant of the Company's accounting policies are described below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. As of June 30, 2003, Farmers had no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company grants credit to customers, substantially all of whom are residents of Luna County, New Mexico. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts.

Inventories

Inventories, which represent merchandise available for sale, are valued at the lower of average cost or market, using the retail method.

Property and Equipment

Property and equipment are stated at cost, and are depreciated on a straight-line basis over the estimated useful lives of the respective assets. Equipment purchased under capital leases is stated at cost, and is depreciated on a straight-line basis over the shorter of the estimated useful life of the property or the lease term. The estimated useful lives for property and equipment are as follows:

Buildings	30 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 years

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and prospects, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at June 30, 2003 and 2002.

Revenue Recognition and Cost Recognition

Revenue is recognized from retail operations at the point of sale. Rental income is recognized when earned according to the individual lease contracts. The Company is party to one lease agreement that contains a contingent rental provision. The lessee rarely reaches the contingency limit and, accordingly, the Company records no accrual for contingent rental income, but recognizes any contingent rental income when it is received.

Cost of sales includes the cost of merchandise, including shipping, freight, and inventory costs and is reported net of vendor allowances. Vendor allowances and credits that relate to the Company's buying and merchandising activity are recognized as reductions of cost of sales when received. Selling, general and administrative expenses are charged to expense as they are incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $122,681 and $134,022 for June 30, 2003 and 2002 respectively.

Net Income (Loss) per Common Share

Basic net earnings (loss) per common share is computed by dividing net

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

income or (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. During the year ended June 30, 2003 and 2002, Farmers had no common stock equivalents.

Comparability

Certain prior year balances have been reclassified to conform to the June 30, 2003 financial statement presentation. The June 30, 2002 results of the discontinued operation of the feed store have been reclassified on the statement of income, consistent with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

NOTE 2. COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. During the years ended June 30, 2003 and 2002, the Company's operations did not give rise to items includable in comprehensive income that were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for the years ended June 30, 2003 and 2002.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2003 consists of the following:

	2003
Land	$ 39,041
Buildings	2,495,127
Furniture, fixtures and equipment	1,796,017
	4,330,185
Less accumulated depreciation and amortization	3,200,348
	$1,129,837

Depreciation expense for the years ended June 30, 2003 and 2002 was $175,848 and $173,886, respectively.

NOTE 4. INTANGIBLE ASSETS

Intangible asset is comprised of a liquor license of $319,686, which was acquired during the year ended June 30, 2003.

NOTE 5. RELATED PARTY TRANSACTION

Farmers entered into an agreement to purchase a liquor license with a final total cost of $319,686 which was completed during the year ended June 30, 2003. Financing for the purchase of the liquor license was provided in the form of a $300,000 loan from a member of the board of directors of Mimbres Valley Farmers Association, Inc. who also serves as Chief Executive Officer. The loan is secured by a promissory note with an interest rate that is adjusted annually to a rate that is 4 percentage points above the Wall Street Journal Prime Rate, currently 8.5%, and is collateralized by a security interest in the liquor license. The note is due on demand, but if no demand is made, it is payable in 179 installments of $2,954 with one final irregular payment for all principal and interest not yet paid. The balance of the related party loan at June 30, 2003 is $294,070.

NOTE 6. DISCONTINUED OPERATIONS

On November 22, 2002, the Company's board of directors voted to discontinue the operation of its Feed segment. The closing of the Feed segment occurred on January 2, 2003. Accordingly, the results of the Feed segment as of June 20, 2003 and 2002 have been reported separately, as discontinued operations, in the accompanying statements of operations. Net sales for the Feed segment for the year ended June 30, 2003 and 2002 were approximately $187,448 and $384,944 respectively. The equipment was sold for $11,000 and the remaining building was converted to rental property.

NOTE 7. LONG-TERM DEBT

Long term debt consists of the following at June 30, 2003:

	2003
Fixed rate note payable originally dated January 24, 1996, and renewed January 24, 2003, due in monthly installments of $16,788, with an interest rate of 9.5%. The note is secured by real estate, equipment, fixtures, accounts receivable, inventory, contract rights, chattel paper and general intangibles.	$ 1,095,997
Variable rate note dated July 25, 2002, with an interest rate that floats 2% above prime subject to a minimum of 8.5% secured by real estate mortgage. The note is payable on demand, but if no demand is made it is payable in 120 payments of $1,245 and will mature on July 25, 2012.	93,818
Less current portion	1,189,815
Long term portion	$ -

NOTE 7. **LONG-TERM DEBT (continued)**

On July 24, 2003, the Company received notice that the $1,095,997 note had matured. The lender is accepting post maturity payments in anticipation of the completion of a permanent financing arrangement through a different lender. The permanent financing arrangement had not been completed as of the date of fieldwork, August 8, 2003, therefore, the entire balance has been listed as a current liability on the June 30, 2003 balance sheet.

The Company agreed to comply with debt covenants including, but not limited to, maintaining a minimum working capital balance of $1.2 million or greater, maintaining a total liabilities to net worth ratio of 1.15 to 1 or lower, minimum annual principal reductions (including scheduled payments) of $100,000, and profitable operations. As of June 30, 2003 and 2002, the Company was not in compliance with a portion of these agreements with respect to this debt.

NOTE 8. CAPITAL LEASES

The Company leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the June 30, 2003 and 2002 balance sheet as property, plant, and equipment and was $51,463 and $51,463 respectively. Accumulated amortization of the leased equipment at June 30, 2003 and 2002 was approximately $18,341 and $9,770 respectively. Amortization of assets under capital leases is included in depreciation expense. The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of June 30, 2003 are as follows:

	Years Ending June 30,	
	2004	$ 14,938
	2005	6,279
	2006	1,466
Total minimum lease payments		22,683
Less: Amounts representing interest		4,980
Present value of net minimum lease payments		17,703
Less: Current maturities of capital lease obligations		11,168
Long-term capital lease obligations		$ 6,535

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 9. OTHER INCOME AND EXPENSES

Other income and expenses as of June 30, 2003 and 2002 consist of:

	2003	2002
Insurance refund	$ -	$ 4,451
Service charges	4,623	15,882
Miscellaneous income	4,019	6,793
Sales of fixed assets	3,335	131,460
	$11,977	$158,586

The changes in the amounts involving service charges generally follow the volume of business in the grocery store.

Gains or losses on the sale of fixed assets are reflected in the period in which the assets are disposed of.

NOTE 10. RENTAL INCOME

The Company leases retail space to customers with terms generally ranging from 1 to 10 years. The leases generally contain provisions for renewal options of 5 to 10 years.

The future minimum rental payments on retail rental space that have initial, or remaining, non-cancelable lease terms in excess of one year as of June 30, 2003 are as follows:

Years ended June 30,

2004	$ 119,460
2005	122,175
2006	126,783
2007	129,600
2008	130,320
Thereafter	130,680
	$ 759,018

NOTE 11. MAJOR SUPPLIERS

A substantial portion of the inventory of the Company is purchased from a limited number of suppliers. During the years ended June 30, 2003 and 2002, one such supplier accounted for approximately 35% and 60% of inventory purchases, respectively.

NOTE 12. INCOME TAXES

Significant components of the net deferred income tax asset at June 30, 2003 is as follows

	2003
Deferred tax liabilities:	
Depreciation	$ 155,370
Amortization of Liquor License	5,573
	160,943
Deferred tax assets:	
Net operating loss carryforwards	332,335
Contribution carryforwards	6,202
Allowance for doubtful accounts	2,210
Total deferred income tax assets	340,747
Valuation allowance for deferred tax assets	(179,173)
Deferred income tax assets	161,574
Net deferred income tax assets	$ 631

The decrease in the valuation allowance for deferred tax assets of $33,285 was due to the decreases in net operating loss carryforwards and increase in deferred tax liabilities.

As of June 30, 2003, the Company has available net operating loss carryforwards of approximately $832,687 for federal income tax purposes, and $928,696 for state income tax purposes that were generated and will expire according to the following table:

Year ended June 30,				
Generated	Expires	Contributions	Federal Net Operating Loss	State Net Operating Loss
1999	2004	$ 7,291	$ -	$ 346,903
2000	2005	8,490	-	367,469
2001	2006	-	-	70,126
2003	2008	-	-	144,198
1999	2019	-	250,894	-
2000	2020	-	367,469	-
2001	2021	-	70,126	-
2003	2023	-	144,198	-
		$ 15,781	$ 832,687	$ 928,696

NOTE 12. INCOME TAXES (continued)

Significant components of the provision for income taxes are as follows:

	2003	2002
Deferred:		
Federal tax expense (benefit) at statutory rates	$(41,058)	$ 39,613
State tax expense (benefit) at statutory rates	(6,400)	6,175
Valuation allowance	47,458	(45,788)
Total income tax expense (benefit)	$ -	$ -

The reconciliation of income tax computed at statutory rates of income tax benefit are as follows:

	2003	2002
Statutory rate	34.0%	34.0%
State income tax	5.3	5.3
Valuation allowance	(39.3)	(39.3)
	0.0%	0.0%

NOTE 13. SEGMENT INFORMATION

Effective December 31, 1998, the Company adopted SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information." Reportable operating segments are determined based on the Company's management approach. As defined by SFAS No. 131, the management approach is based on the way that management organizes the segments of a company for making operating decisions and assessing performance.

Management Policy in Identifying Reportable Segments

The Company's reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique product.

Types of Products and Services

The Company's results of operations are primarily reviewed by management on a consolidated basis. Management has organized the Company into three segments: IGA Grocery, Mini-Mart, and Other (which includes administration). IGA Grocery is a full service grocery store serving Deming and the surrounding community. Mini-Mart is a convenience store that caters to the local community and various other customers. Other relates to the rental of various rental spaces and acts as a support to the other departments.

NOTE 13. SEGMENT INFORMATION (continued)

Segment Profit and Loss

The accounting policies used by the Company for reporting segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based on segment profit and loss before income taxes and nonrecurring gains and losses. Transfers between segments are accounted for at market value.

The following represents selected consolidated financial information for the Company's segments for the years ended June 30, 2003 and 2002. Administrative overhead that is not attributable to any particular segment has been allocated based on the net revenues of the segments.

	IGA Grocery	Mini-Mart	Other	Continuing Operations	Discontinued Operations	Total
JUNE 30, 2003						
Revenues	$ 8,891,572	$ 1,637,991	$ -	$10,529,563	$ 187,448	$10,717,011
Other Income, net	55,386	21,817	142,841	220,044	-	220,044
Net revenues	8,946,958	1,659,808	142,841	10,749,607	187,448	10,937,055
Income (loss) from segment, before tax	(84,939)	(21,325)	24,339	(81,925)	(38,835)	(120,760)
Total assets	1,313,251	59,548	895,424	2,268,223	11,075	2,279,298
Property additions	3,181	3,809	420,343	427,333	-	427,333
Depreciation	87,259	10,032	76,150	173,441	2,407	175,848
Interest expense	15,750	-	125,240	140,990	-	140,990
JUNE 30, 2002						
Revenues	$ 9,217,802	$ 1,791,676	$ -	$11,009,478	$ 384,944	$11,394,422
Other Income, net	74,936	17,454	242,788	335,178	-	335,178
Net revenues	9,292,738	1,809,130	242,788	11,344,656	384,944	11,729,600
Income (loss) from segment, before tax	161,947	(13,452)	1,196	149,691	(33,180)	116,511
Total assets	980,573	50,771	1,137,097	2,168,441	63,360	2,231,801
Property additions	141,994	1,693	67,177	210,864	-	210,864
Depreciation	68,284	9,651	88,113	166,048	7,838	173,886
Interest expense	3,557	934	134,633	139,124	103	139,227

NOTE 14. SIMPLE PLAN

Effective March 1, 2001, the Company adopted a Simple Plan. All employees who have completed two years of service with the Company and are reasonably expected to receive at least $5,000 in compensation for the calendar year are eligible. Participants' interests become fully vested immediately and may be withdrawn at retirement, disability, termination, death, or upon attaining age 65, whichever occurs first. An eligible employee may make a salary reduction election to have his or her compensation for each pay period reduced by a percentage. The total amount of the reduction to an individual employee's compensation during calendar year 2003 and 2002 cannot exceed $8,000 and $7,000, respectively. For calendar year 2003, if a participant is at least 50 years of age, he or she will be eligible to make an additional "make-up" contribution of $1,000.

NOTE 14. SIMPLE PLAN (continued)

Employer contributions to the Simple Plan were 3% of the eligible employee's salary reduction contribution through June 30, 2003 and 2% of the eligible employees salary through December 31, 2002, not to exceed the employee's salary reduction.

Contributions by the Company to the plan for the years ended June 30, 2003 and 2002 were $438 and $177 respectively.

NOTE 15. GOING CONCERN

The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. During the past few years, the Company has sustained substantial net operating losses that have caused the Company to be in violation of certain financial maintenance covenants required by the lender as discussed above in Note 7. The Company's mortgage note had a balance as of June 30, 2003 of $1,095,997. The note has already matured and the lender is accepting post maturity payments in anticipation of the completion of a permanent financing arrangement through a different lender.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable

The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Long-Term Debt and Capital Leases

The carrying amount of the debt approximates fair value.

The carrying amounts of the Company's financial instruments at June 30, 2003, approximate fair value.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.
DBA FARMERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 17. NET INCOME PER SHARE

Net income per common share for the year ended June 30, 2003 and 2002 have been calculated as follows:

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
YEAR ENDED JUNE 30, 2003:			
Basic net income per share			
Income available to common Stockholders from:			
Continuing Operations	$ (81,925)	13,677	$ (5.99)
Discontinued Operations	(38,835)	13,677	(2.84)
	$ (120,760)		$ (8.83)
Diluted net income per share			
Income available to common Stockholders from:			
Continuing Operations	$ (81,925)	13,677	$ (5.99)
Discontinued Operations	(38,835)	13,677	(2.84)
	$ (120,760)		$ (8.83)
YEAR ENDED JUNE 30, 2002:			
Basic net income per share			
Income available to common Stockholders from:			
Continuing Operations	$ 149,691	13,781	$ 10.86
Discontinued Operations	(33,180)	13,781	(2.41)
	$ 116,511		$ 8.45
Diluted net income per share			
Income available to common Stockholders from:			
Continuing Operations	$ 149,691	13,781	$ 10.86
Discontinued Operations	(33,180)	13,781	(2.41)
	$ 116,511		$ 8.45

NOTE 18. MANAGEMENT'S PLANS FOR FUTURE OPERATIONS (UNAUDITED)

In the fiscal year ended June 30, 2003, the Company had a loss mainly due to decrease in net sales. The Company continues to explore alternatives in long-term financing. In the absence of such alternative financing, the Company will be forced to evaluate other alternatives, such as court-supervised arrangements with its creditors, or bankruptcy. In the meantime, the Company believes that its short-term cash requirements will be met with funds generated from daily operations.

Management continues to focus on the operations at the Mini-Mart, carefully monitoring pricing and inventory levels. The attainment of profitability in this business segment remains an elusive but important goal.

NOTE 18. MANAGEMENT'S PLANS FOR FUTURE OPERATIONS (UNAUDITED) (continued)

Farmers' inability to obtain long term financing is the major hindrance to the Company's successful future. In the loan package there were included funds to buy some of the smaller shareholders out and return the company to private status thereby escaping the SEC umbrella. It is estimated that this would save the company nearly $100,000 per year. The company has also been offered an opportunity to trade its liquor license for a local license which will reduce its debt by about $100,000.

As of this date the Company has been offered one loan package that seems acceptable generally with the exception of a punitive prepayment penalty and wanting one of the Directors to personally sign on as the guarantor. Currently, the company is trying to resolve these problems.

(The remainder of this page intentionally left blank.)

EXHIBIT INDEX

Exhibit	Nature of Exhibit
3.1	Articles of Incorporation
3.2	Bylaws (Incorporated by reference)
4.1	Specimen of Stock Certificate (Incorporated by reference)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section of the Sarbanes Oxley Act of 2002

[GRAPHIC OMITTED]

OFFICE OF THE
PUBLIC REGULATION COMMISSION

CERTIFICATE OF AMENDMENT

OF

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

3254174

The Public Regulation Commission certifies that duplicate originals of the Articles of Amendment attached hereto, duly signed and verified pursuant to the provisions of the

BUSINESS CORPORATION ACT
(53-11-1 to 53-18-12 NMSA 1978)

have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by. law, the Public Regulation Commission issues this Certificate of Amendment and attaches hereto a duplicate original of the Articles of Amendment.

Dated: DECEMBER 30, 2002

IN TESTIMONY WHEREOF, THE PUBLIC REGULATION OF STATE OF NEW MEXICO HAS CAUSED THIS CERTIFICATE TO BE SIGNED BY ITS CHAIRMAN AND THE SEAL OF SAID COMMISSION TO AFFIXED AT THE CITY OF SANTA FE.

/s/

CHAIRWOMAN

/s/

BUREAU CHIEF

ARTICLES OF AMENDMENT TO
AND RESTATEMENT OF
ARTICLES OF INCORPORATION
OF
MIMBRES VALLEY FARMERS ASSOCIATION, INC.

FILED IN OFFICE OF
NM PUBLIC REG. COMMISSION

DEC 30 2002

CORPORATION BUREAU

Pursuant to the provisions of Sections 53-13-2, 3, 4 and 7 of the New Mexico Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to and Restatement of its Articles of Incorporation.

ARTICLE ONE

The name of the corporation is MIMBRES VALLEY FARMERS ASSOCIATION, INC.

ARTICLE TWO

The Amendment alters or changes Articles II and IV of the Articles of Incorporation and the full text of each provision as it is amended to read is as follows:

II

"The location of the principal office and the registered office of said corporation in this State is 811 South Platinum, Deming, New Mexico 88030 and its registered agent is Shelby C. Phillips, III."

* * *

IV

"The amount of the total authorized capital stock of this corporation is five hundred thousand dollars ($500,000), which is divided into twenty thousand (20,000) shares, of the par value of twenty-five dollars ($25) per share. Said corporation will commence business with a capital stock of two thousand dollars ($2,000). The number of shares of common stock of the corporation which can be owned by a single shareholder shall not exceed three and six/tenths percent (3.6%) of the total authorized common stock of the corporation."

ARTICLE THREE

The amendment is incorporated in the Restated Articles of Incorporation of the corporation attached hereto and by this reference incorporated herein. The Restated Articles of Incorporation, except as amended hereby, set forth without change the corresponding provisions of the Articles of Incorporation as heretofore amended and the Restated Articles of Incorporation with the amendment herein adopted supersede the original Articles of Incorporation and all amendments thereto.

ARTICLE FOUR

The foregoing Amendment to the Articles of Incorporation and the Restated Articles of Incorporation were adopted by resolution of the Board of Directors dated as of October 10, 2002 and directed to be submitted to a vote of shareholders. The foregoing Amendment to the Articles of Incorporation and the Restated Articles of Incorporation were adopted by the shareholders of the corporation at the Annual Meeting of Shareholders on November 22, 2002.

ARTICLE FIVE

The Amendment and the Restated Articles of Incorporation were approved by an affirmative vote of the holders of a majority of the shares entitled to vote thereon in accordance with Section 53-13-2 of the New Mexico Business Corporation Act. The number of shares of common stock of the corporation, S25 par value, outstanding and entitled to vote on the Amendment was 13,781.47. The number of shares of common stock of the corporation voted for the Amendment was 7,747.99 and the number of shares of common stock of the corporation voted against the Amendment was 149.

ARTICLE SIX

The Articles of Incorporation of the corporation provide only for the issuance of common stock; accordingly, only holders of common stock were entitled to vote and did vote on the Amendment. The Amendment did not provide for any exchange, reclassification, or cancellation of issued shares and did not effect a change in the stated capital of the corporation.

EXECUTED this 22 day of November, 2002.

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

By: /s/ Shelby C. Phillips, III

Shelby C. Phillips, III
President

RESTATED
ARTICLES OF INCORPORATION
(As of November 22, 2002)

Of

MIMBRES VALLEY FARMERS ASSOCIATION, INC.

These Restated Articles of Incorporation of Mimbres Valley Farmers Association, Inc. correctly set forth without change the corresponding provisions as amended to date and the Restated Articles of Incorporation supersede the original articles of incorporation of the corporation and all previous amendments.

I

The name of this corporation is MIMBRES VALLEY FARMERS ASSOCIATION, INC.

II

The location of the principal office and the registered office of said corporation in this State is 811 South Platinum, Deming, New Mexico 88030 and Shelby C. Phillips III is its registered agent.

III

The objects for which this corporation is formed are as follows:

To buy, sell and exchange merchandise of every name, kind, nature and description;

To purchase, or otherwise acquire, real estate, and to erect, purchase, or otherwise acquire, own and operate, storehouses, warehouses, tanks, depositories, and any and all other buildings and structures necessary or useful in the conduct of the business of this corporation;

To encourage, promote, establish, manage and operate creameries, dairies, cold storage plants, canning and pickling plants and factories, and any and all other manufacturing plants and enterprises for the purpose of using and converting the agricultural, horticultural and dairy products of the Mimbres Valley, and to erect, or otherwise acquire, such manufacturing or other plants, for the purpose of their management and operation by lessees;

To encourage, promote, finance and manage agricultural fairs and exhibits in the Mimbres Valley;

To enter into contracts with producers for the raising of crops, and with commission merchants, brokers, or others, for the marketing and disposal thereof;

To employ, contract with, and compensate, skilled persons to instruct the stockholders of this corporation in the theory and art of agriculture, horticulture, dairying, stock raising and irrigation, and to instruct and assist this corporation in the marketing and sale of the products of the Mimbres Valley;

To buy, sell and exchange live stock;

To do and perform any and all other acts or things necessary to, or tending to promote, the general purposes of this corporation, which are hereby declared to be the development of the agricultural, horticultural, dairy and livestock industries in the Mimbres Valley, and the improvement of market conditions.

IV

The amount of the total authorized capital stock of this corporation is five hundred thousand dollars ($500,000), which is divided into twenty thousand (20,000) shares, of the par value of twenty-five dollars ($25) per share. Said corporation will commence business with a capital stock of two thousand dollars ($2,000). The number of shares of common stock of the corporation which can be owned by a single shareholder shall not exceed three and six/tenths percent (3.6%) of the total authorized common stock of the corporation.

V

The names and post office addresses of the incorporators, and the number of shares subscribed by each, are as follows:

Name	Post office Address	Number of Shares,
John Hund	Deming, New Mexico,	40 shares,
Hugh Ramsay	Deming, New Mexico,	40 shares,
H.E. VanSickle	Deming, New Mexico,	40 shares,
George W. McCan	Deming, New Mexico,	40 shares,
S. J. Smith	Deming, New Mexico,	40 shares,

VI

The duration of this corporation shall be perpetual.

VII

The Board of Directors shall consist of not less than five stockholders to be elected at the annual meeting to be provided for by the by-laws. The Board of Directors, during the first three months, or until successors shall have been elected and shall have qualified, shall consist of the incorporators herein named.

VIII

The Board of Directors shall have the power to adopt and alter by-laws.

IX

Dividends may be declared and paid, at such times, and in such amounts, as the Board of Directors shall deem best, provided; that the capital stock of the corporation shall not thereby be impaired.

X

The quorum requirement for shareholder's meetings, either annual or special, shall be one-third (1/3) of the issued and outstanding shares of the common stock of the corporation.

CERTIFICATION PURSUANT TO RULE 13A-14
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Shelby Phillips, President, General Manager and Chief Executive Officer of Mimbres Valley Farmers Association, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Mimbres Valley Farmers Association, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

September 29, 2003

/s/------------------------------
Shelby Phillips
Chief Executive Officer

CERTIFICATION PURSUANT TO RULE 13A-14
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Janet Robinson, Chief Financial Officer of Mimbres Valley Farmers Association, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Mimbres Valley Farmers Association, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

September 29, 2003

/s/----------------------------
Janet Robinson
Chief Financial Officer

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES OXLEY ACT OF 2002

Shelby Phillips, General Manager and Chief Executive Officer, and Janet Robinson, Chief Financial Officer of Mimbres Valley Farmers Association, Inc. (the "Company") each certify in his or her capacity as an officer of the Company that he or she has reviewed the Annual Report of the Company on Form 10-KSB for the fiscal year ended June 30, 2003 and that to the best of his or her knowledge:

1. the report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

The purpose of this statement is solely to comply with Title 18, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002.

September 29, 2003

/s/------------------------------------
Shelby Phillips
President and Chief Executive Officer

September 29, 2003

/s/------------------------------------
Janet Robinson
Chief Financial Officer